SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                 __________

                                SCHEDULE 13D
                               (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                      DAIMLER-BENZ AKTIENGESELLSCHAFT
  --------------------------------------------------------------------------
                              (Name of Issuer)

                       ORDINARY SHARES, NO PAR VALUE
  --------------------------------------------------------------------------
                       (Title of Class of Securities)

                                D16668 10 1
                      (CINS Number of Ordinary Shares)
  --------------------------------------------------------------------------
                               (CUSIP Number)

                           MR. TIMOTHEUS R. POHL
                   DAIMLER-BENZ NORTH AMERICA CORPORATION
                              375 PARK AVENUE
                         NEW YORK, NEW YORK  10152
                                    USA
                              (212) 909-9700
  --------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                 COPIES TO:

         J. MICHAEL SCHELL, ESQ.                     DR. SIEGFRIED SCHWUNG
         MARGARET L. WOLFF, ESQ.                       DAIMLERCHRYSLER AG
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP               EPPLESTRASSE 225
            919 THIRD AVENUE                             70567 STUTTGART
       NEW YORK, NEW YORK 10022                             GERMANY
            (212) 735-3000                              011-49-711-17-0


                              NOVEMBER 6, 1998
  --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
 1(g), check the following box   ( ).




 CINS No.    D16668 10 1             13D
 ---------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DAIMLERCHRYSLER AG       98-0190736
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  ( )
                                                             (b)  ( )
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS*

      OO
 ---------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                         ( )
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      STUTTGART, FEDERAL REPUBLIC OF GERMANY
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                             7.    SOLE VOTING POWER
                                   563,783,263 DAIMLER-BENZ ORDINARY SHARES
      NUMBER OF              -----------------------------------------------
       SHARES                8.    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               -----------------------------------------------
       EACH                  9.    SOLE DISPOSITIVE POWER
     REPORTING                     563,783,263 DAIMLER-BENZ ORDINARY SHARES
      PERSON                 -----------------------------------------------
       WITH                  10.    SHARED DISPOSITIVE POWER

 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      563,783,263 DAIMLER-BENZ ORDINARY SHARES
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 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                     ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      98.2 %
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 14.  TYPE OF REPORTING PERSON*

      CO
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                   * SEE INSTRUCTIONS BEFORE FILLING OUT!



      This Schedule 13D (the "Schedule 13D") relates to the acquisition by DaimlerChrysler AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"), of 98.2% of the outstanding Ordinary Shares, no par value (each, a "Daimler-Benz Ordinary Share"), of Daimler-Benz Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz" or the "Issuer"), in the exchange offer (the "Daimler-Benz Exchange Offer") made by DaimlerChrysler AG for all outstanding Daimler-Benz Ordinary Shares.

      The Daimler-Benz Exchange Offer was made pursuant to the Business Combination Agreement, dated as of May 7, 1998 (as amended and restated, the "Combination Agreement"), among Daimler-Benz, Chrysler Corporation, a Delaware corporation ("Chrysler"), and DaimlerChrysler AG. In the Daimler-Benz Exchange Offer, each Daimler-Benz Ordinary Share was exchanged for
 1.005 DaimlerChrysler Ordinary Shares. The Daimler-Benz Exchange Offer is one in a series of transactions which together will have the effect of combining the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a "merger-of-equals" transaction. A copy of the Combination Agreement is attached as Exhibit
 (b)(1) and is incorporated herein by reference.

 ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Daimler-Benz Ordinary Shares. The issuer is Daimler-Benz Aktiengesellschaft, a stock corporation
 (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz" or the "Issuer"), which has its principal executive offices at Epplestrasse 225, 70567 Stuttgart, Germany.

 ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This Schedule 13D is being filed by DaimlerChrysler AG, a newly formed stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, that has not, to date, conducted any activities other than those incident to its formation, its execution, delivery and performance of its obligations under the Combination Agreement and related agreements, and its participation in the Daimler-Benz Exchange Offer. The principal executive offices of DaimlerChrysler AG are located at Epplestrasse 225, 70567 Stuttgart, Germany. Certain information concerning the executive officers and directors of DaimlerChrysler AG is set forth in Schedule I attached hereto and is incorporated herein by reference.

      (d)-(e) During the last five years, neither DaimlerChrysler AG nor, to the best knowledge of DaimlerChrysler AG, any of the persons listed in
 Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth on the outside front cover page of the Offering Circular-Prospectus, dated September 24, 1998 with respect to the Daimler-Benz Exchange Offer (the "Offering-Circular Prospectus"), and under the captions "Summary--The Daimler-Benz Exchange Offer--Daimler-Benz Exchange Offer Ratio," "Summary--The Daimler-Benz Exchange Offer--Terms of the Daimler-Benz Exchange Offer," "The Daimler-Benz Exchange Offer" and
 "The Combination Agreement--The Daimler-Benz Exchange Offer" in the Offering Circular-Prospectus is incorporated herein by reference.

 ITEM 4.  PURPOSE OF TRANSACTION.

      (a)-(g) and (j) The information set forth under the captions "Summary--The Transactions," "The Daimler-Benz Exchange Offer--General," "Dividends," "The Transactions--Background of the Transactions," "The Transactions--Composition of DaimlerChrysler Management Board and Integration Committee," "The Combination Agreement" and in Annex D to the Offering Circular-Prospectus is incorporated herein by reference.

      (h)-(i) The information set forth under the captions "Summary--The Daimler-Benz Exchange Offer--Termination of Daimler-Benz ADS Program," "The Daimler-Benz Exchange Offer--Amendment and Termination of the Deposit Agreement," "Risk Factors--Effect of Delay of Daimler-Benz Merger," "Market Prices" and "The Transactions--Stock Exchange Listings" in the Offering Circular-Prospectus is incorporated herein by reference.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(c) Pursuant to the Daimler-Benz Exchange Offer, DaimlerChrysler AG acquired beneficial ownership (in accordance with Rule 13d-3(a) under the Exchange Act) of 563,783,263 Daimler-Benz Ordinary Shares, or 98.2%, of the Daimler-Benz Ordinary Shares outstanding as of November 6, 1998. DaimlerChrysler AG has sole voting and dispositive power with respect to such Daimler-Benz Ordinary Shares.

      Except as described herein, neither DaimlerChrysler AG, nor, to the best knowledge of DaimlerChrysler AG, any of the individuals named in
 Schedule I hereto, beneficially owns or during the last 60 days has effected any transaction in the Daimler-Benz Ordinary Shares.

      (d)  Inapplicable.

      (e)  Inapplicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as provided in the Combination Agreement or as set forth under the captions "Summary--The Transactions--The Daimler-Benz Merger" and "The Combination Agreement--The Daimler-Benz Merger" in the Offering Circular-Prospectus, all of which information is incorporated herein by reference, neither DaimlerChrysler AG, nor, to the best knowledge of DaimlerChrysler AG, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person either with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offering Circular-Prospectus, dated September 24, 1998 (incorporated herein by reference to Exhibit (a)(1) to DaimlerChrysler AG's Schedule 14D-1, filed on September 24,
                1998).

      (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to DaimlerChrysler AG's Schedule 14D-1, filed on September 24, 1998).

      (b)(1) Amended and Restated Business Combination Agreement, dated as of May 7, 1998, among Daimler-Benz, Chrysler and DaimlerChrysler AG (included as Annex A to the Offering Circular-Prospectus).



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 November 16, 1998

                               DAIMLERCHRYSLER AG

                               By: /s/ H. J. Rodewig
                                  ------------------------------------
                                  Name:   Dr. Heinrich J. Rodewig
                                  Title:  General Counsel

                               By: /s/ Schwung
                                  ------------------------------------
                                  Name:   Dr. Siegfried Schwung
                                  Title:  Associate General Counsel




                                       EXHIBIT INDEX

       EXHIBIT
         NO.
       -------
        (a)(1) Offering Circular-Prospectus, dated September 24, 1998 (incorporated herein by reference to Exhibit
                          (a)(1) to DaimlerChrysler AG's Schedule 14D-1, filed on September 24, 1998).

        (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to DaimlerChrysler AG's Schedule 14D-1, filed on September 24, 1998).

        (b)(1) Amended and Restated Business Combination Agreement, dated as of May 7, 1998, among Daimler-Benz, Chrysler and DaimlerChrysler AG (included as Annex A to the Offering Circular-Prospectus).



                                 SCHEDULE I


       INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF
                             DAIMLERCHRYSLER AG

      Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of DaimlerChrysler AG ("DaimlerChrysler AG"). Each such person is a citizen of the Federal Republic of Germany, except for Sir E. John P. Browne, who is a citizen of the United Kingdom, Lynton R. Wilson, who is a citizen of Canada, and those denoted with an asterisk (*) next to their names, who are citizens of the United States.

      I.   Members of the DaimlerChrysler AG Management Board (Vorstand)

                                                       Position with Company
                                                           and Principal
     Name                Address                            Occupation
     ----                -------                       ----------------------
 Juergen E. Schrempp     Epplestrasse 225              Co-Chairman,
                         70567 Stuttgart, Germany      Co-Chief Executive
                                                         Officer

 Robert J. Eaton*        1000 Chrysler Drive           Co-Chairman,
                         Auburn Hills, MI  48326-2766  Co-Chief Executive
                                                         Officer


   II.    Members of the DaimlerChrysler AG Supervisory Board (Aufsichtsrat)

      Name               Address                       Principal Occupation
      ----               -------                       --------------------
 Hilmar Kopper           Taunusanlage 12               Chairman of the
                         60325 Frankfurt a. M.,          Supervisory Board
                         Germany                         of Deutsche Bank AG

 Robert E. Allen*        One Oak Way, Room 4ED118        Former Chairman of the
                         Berkeley Heights, NJ  07922     Board and Chief
                                                         Executive Officer of
                                                         AT&T

 Sir E. John P. Browne   Britannic House               Group Chief Executive
                         1 Finsbury Circus               of British Petroleum
                         London EC2M 7BA,                Company p.l.c.
                         Great Britain

 Joseph A. Califano,     152 West 57th Street,         Chairman of the Board
    Jr.*                 12th Floor                      and President of
                         New York, NY  10019             National Center on
                                                         Addiction and
                                                         Substance Abuse at
                                                         Columbia University

 Dr. Martin Kohlhaussen  Neue Mainzer Strasse 32-36    Speaker of the
                         60311 Frankfurt a. M.,          Management Board of
                         Germany                         Commerzbank AG

 Robert J. Lanigan*      One Sea Gate                  Chairman Emeritus of
                         Toledo, OH  43666               Owens-Illinois, Inc.

 Peter A. Magowan*       Candlestick Park              Chairman of the Board
                         P.O. Box 24308                  of Safeway Inc.;
                         San Francisco, CA  94124        President and
                                                         Managing General
                                                         Partner of San
                                                         Francisco Giants

 Dr. Manfred Schneider   Kaiser-Wilhelm-Allee          Chairman of the
                         Hochhaus W1                     Management Board of
                         51368 Leverkusen, Germany       Bayer AG

 G. Richard Thoman*      800 Long Ridge Road           President and Chief
                         Stamford, CT  06904             Operating Officer of
                                                         Xerox Corporation

 Bernhard Walter         Juergen-Ponto-Platz 1         Speaker of the
                         60329 Frankfurt a. M.,          Management Board of
                         Germany                         Dresdner Bank AG

 Lynton R. Wilson        181 Bay Street,               Chairman and Chief
                         P.O. Box 794                    Executive  Officer of
                         Toronto, Ontario  M5J2T3        BCE Inc.
                         Canada

 Dr. Mark Wossner        Carl-Bertelsmann-Strasse 270  Chairman of the
                         33311 Guetersloh, Germany       Supervisory Board of
                                                         Bertelsmann AG